

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Parag Saxena
Chief Executive Officer
Eucrates Biomedical Acquisition Corp.
250 West 55th Street, Suite 13D
New York, NY 10019

> **Re: Eucrates Biomedical Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 28, 2022**
> **File No. 001-39650**

Dear Parag Saxena:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Daniel Forman, Esq.